UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
000-56159

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  May 31, 2021

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant

Leader Capital Holdings Corp.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
Room 2708-09, Metropolis Tower,10 Metropolis Drive,

City, State and Zip Code

Hung Hom, H.K.

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 14, 2021, the Board of Directors of Leader Capital Holdings Corp. (the “Registrant”) concluded, based on discussions with management, that the Registrant’s previously issued consolidated financial statements for the year ended August 31, 2020 and each of the interim periods ended February 28, 2021, November 30, 2020, May 31, 2020, February 29, 2020 and November 30, 2019 (collectively, the “Non-Reliance Periods”), contained errors related to the accounting treatment of unvested shares issued to the Registrant’s directors, employees and consultants (as provided under FASB ASC Topic 718 Accounting for Stock Compensation) and should no longer be relied upon. As a result of this conclusion, the Registrant intends to restate its consolidated financial statements for the Non-Reliance Periods.

The Registrant could not, without unreasonable expense or effort, file its quarterly report on Form 10-Q for the quarterly period ended May 31, 2021 (the “Form 10-Q”) within the prescribed time period due to the ongoing process of restating its consolidated financial statements for the Non-Reliance Periods. The Registrant is working diligently to complete the necessary work in connection with such restatements, and anticipates that it will file the Form 10-Q no later than five calendar days following the prescribed filing date.

Please refer to the Registrant’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on July 15, 2021, for additional information regarding the restatement of the Registrant’s consolidated financial statements for the Non-Reliance Periods.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yi-Hsiu Lin	852	3487 6378
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).	[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	[X] Yes [ ] No

The Registrant expects to have generated revenue of $23,444 for the three months ended May 31, 2021 as compared to $1,667 for the three months ended May 31, 2020. This expected increase in revenue will primarily be a result of: (i) the sales of products from the Registrant’s mobile application, which products were not available in the prior year, (ii) the Registrant’s provision of certain services in connection with the third-party use of its mobile application, and (iii) the Registrant’s development of a new, more comprehensive mobile application.

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The Registrant expects to have net losses of $2,276,503 for the three months ended May 31, 2021 as compared to $1,191,404 for the three months ended May 31, 2020. The Registrant’s net losses for the three months ended May 31, 2021 are expected to be principally attributed to general and administrative expenses.

The foregoing results are still preliminary.

Please refer to the Registrant’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on July 15, 2021, for additional information regarding the restatement of the Registrant’s consolidated financial statements for the Non-Reliance Periods.

Cautionary Note Regarding Forward-Looking Statements:

This notification on Form 12b-25 contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include words such as “expects,” “believes,” “intends” or words of similar meaning or the negatives thereof. These forward-looking statements are based on current information and expectations and include, but are not necessarily limited to, statements about the Registrant’s ability to file the Form 10-Q within the period prescribed under Rule 12b-25 and expectations regarding the consolidated financial statements to be included therein (including revenue performance).

The forward-looking statements contained herein are subject to risks and uncertainties, many of which are beyond our control, including the possibility that we may discover previously unknown issues relating to our financial statements and such issues may result in possible further delays in finalizing the Form 10-Q, including delays that extend beyond the 5-day period during which late filings are permitted, as well as other risks and uncertainties described in the reports that we file with the U.S. Securities and Exchange Commission. Any such result may cause volatility in our stock price, a loss of confidence in our management team and other potential negative effects on the Registrant. If one of these risks or uncertainties occurs, actual results or outcomes may vary materially from those described in the forward-looking statements as expected, anticipated, believed, estimated, intended, planned or otherwise. Forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

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Leader Capital Holdings Corp.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : July 15, 2021	By:	/s/ Yi-Hsiu Lin
	Name:	Yi-Hsiu Lin
	Title:	President and Chief Executive officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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